Contact

www.linkedin.com/in/danewitbeck
(LinkedIn)

Top Skills

Entrepreneurship
Start-ups
Management

Languages

Japanese

Dane W.

CEO @ pinwheel.com
Austin, Texas, United States

Summary

I'm the Founder/CEO of an Austin-based kids and family tech startup, Pinwheel.com. Our mission is to empower people over technology. Our first product, the Pinwheel phone, is designed for caregivers and kids to work together towards learning to use a smartphone as a tool first. The company is a rocket ship for spreading digital wellness!

As an angel investor (since 2017), I have supported more than 20 early-stage startups.

Previously, I co-founded an IoT Platform startup, Meshify, in 2010 and lead the team through venture funding; significant growth, and finally the successful acquisition by publicly traded HSB / Munich RE in 2016. I continued to grow and lead the team post-acquisition until 2018.

Prior to co-founding Meshify, I worked in Corporate New Technology Development within a Fortune 500.

In 2021 I was honored to be named a Georgia Tech 40 Under 40 By the Alumni Association.

Experience

Pinwheel Kids' & Teens' Phone
CEO & Co-Founder
September 2019 - Present (4 years)
Austin, Texas Area

Chief Pinwheeler.

Techstars
Techstars Mentor
November 2019 - Present (3 years 10 months)
Austin, Texas Area

Giving back with advice and consulting for the startups in the Techstars Austin class as they navigate early company building!

Vesper Ventures
Angel Investor
October 2016 - November 2019 (3 years 2 months)

Austin, Texas Area

Vesper Ventures is the vehicle through which myself and two partners invest our own funds in promising startups leveraging technology to disrupt the status quo. I'm not as active in angel investing now that I've started a new company, Pinwheel!

Roomored
Investor, Deal Lead
August 2019 - October 2019 (3 months)

Austin, Texas Metropolitan Area

I was the original deal lead for CTAN's 2017 investment into Roomored. In 2019 I joined the executive team part-time to lead the charge on a large equity deal with ILG, leaving the CEO more time to continue to operate the business.

Central Texas Angel Network
Head Of Software
January 2018 - December 2018 (1 year)

Austin, Texas Area

As the sector interest group lead I work with entrepreneurs applying to CTAN to help them understand and navigate the process. I evaluate start-ups for potential fit for investment and I am responsible for the deal flow through the CTAN process for software companies. I oversee due diligence for software startups that the group has chosen to pursue and help to train new deal leads. I also help deal leads to negotiate fair deal terms with entrepreneurs.

meshify
6 years 10 months

President
October 2016 - October 2018 (2 years 1 month)

Austin, Texas Area

I lead the team at Meshify post-acquisition by HSB / MunichRE. We supported the HSB insurance use-case more heavily and grew the business substantially with the combination of our tech/software abilities and HSB's long reach of distribution. This became a model example of a global Fortune 500 acquiring a

promising technology company and successfully utilizing the startup company to win new market opportunities. The company continues (now without me) to get bigger and BIGGER!

CEO & Co-founder
January 2012 - October 2016 (4 years 10 months)
Houston, Texas Area

Strategic vision, hiring, product direction, business development. I co-founded Meshify with Lewis and lead the team through seed funding, venture funding and eventual sale to HSB / Munich RE in 2016. At Meshify we landed 30+ enterprise-level customers, took in millions in revenue, hired and managed 40+ team members and returned 3x to 8x to investors depending on when they invested.

National Oilwell Varco
New Technology Development Engineer
June 2009 - January 2011 (1 year 8 months)

I first participated in a rotational program across four different business units of NOV for three months each, making the program a one year experience. Following this, I was offered five positions within the company by various groups (the most of any other participant). I accepted a role in Corporate New Technology Development where I led the software product that paired to an IoT tracking hardware tag for drill pipe.

Education

Stanford University
Stanford Graduate School of Business (@stanfordlead), Business Administration and Management, General · (2019 - 2020)

Georgia Institute of Technology
BS, Materials Science and Engineering